

Mail Stop 4561

June 15, 2009

Harshawardhan Shetty
Chief Executive Officer
Firefish, Inc.
533 47th Road
2nd Floor
Long Island City, NY 11101

> **Re:** **Firefish, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 9, 2009**
> **File No. 333-156637**

Dear Mr. Shetty:

We have reviewed your filing and have the following comments.

<u>Cover Page</u>

1. We refer to prior comment 3 of our letter dated February 5, 2009. In response to that comment, you state that your secondary offering will not be concurrent with your primary offering. We also note your statement on page 68 of your amended Form S-1 that after 60 days from date of effectiveness you will file a post-effective amendment after which your selling shareholders may then commence to sell shares of common stock. However, we also note your statement on the same page that "[a]fter effectiveness of this registration statement, at any time after a market develops, our selling shareholders may sell their securities at market prices or at any price in privately negotiated transactions." If your selling shareholders will not sell their shares until 60 days from date of effectiveness, this should be stated on the cover page of your prospectus. In addition, please tell us whether you have any agreements with your selling shareholders restricting their resale of the shares sought to be registered pursuant to this Form S-1.

Principal and Selling Shareholders, page 61

2.   It is unclear whether shares are being registered on behalf of Genesis Venture
        Fund India I, LP, James Price and Jonathan Dariyanani. Please revise this section
        so that it is clear that Genesis Venture Fund India I, LP, James Price and Jonathan
        Dariyanani are selling shareholders. In this regard, you should consider amending
        your registration statement to separate the "Principal and Selling Shareholders"
        section into two sections. One section should be titled "Security Ownership of
        Certain Beneficial Owners and Management," and provide the information
        responsive to Item 403 of Regulation S-K. The other should be titled "Selling
        Security Holders," or the like, and provide the information responsive to Item 507
        of Regulation S-K. Refer to Item 7 and 11 of Form S-1.

3.   Please ensure that your shareholder table is correct. In this regard, we note that
        you have indicated Vance Walle owns 335,000 shares, but will be offering
        335,500 shares.

4.   For Genesis Venture Fund India I, LP, please indicate who exercises sole or
        shared dispositive powers over their securities. For all selling shareholders that
        are legal entities, please identify in the registration statement the natural person or
        persons who exercise sole or shared voting and/or dispositive powers over the
        securities offered for resale. We note that you have not provided the natural
        person or persons who exercise sole or shared voting and/or dispositive powers
        over the securities offered for resale by Family Trust Corporation, The Childers
        Family Trust, Lorraine J. Antioco Trust and SBP Holdings, Inc.

5.   It appears that James Price exercises sole voting and/or dispositive powers over
        the securities offered for resale by Aero Financial, Inc. Please advise.

6.   Please clarify whether any of the selling shareholders, including Aero Financial,
        Inc., are broker-dealers or affiliates of a broker-dealer.

Signatures, page 77

7.   We refer to prior comment 7 of our letter dated February 5, 2009 and reissue that
        comment. The registration statement must include the text specified in Form S-1
        under the heading "Signatures." Please tell us why you have modified the signature
        language. In the alternative, revise your filing.

                        *   *   *   *   *

       Please contact Michael F. Johnson at (202) 551-3477 with any questions. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (415) 358-5548</u>
       Jonathan Dariyanani, Esq.
       Zoma Law Group, LLC